Exhibit T3A.80

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:45 PM 03/22/2006
FILED 01:16 PM 03/22/2006
SRV 060273995 – 4129895 FILE

CERTIFICATE OF FORMATION OF

UR OF WINTER GARDEN FL, LLC

ARTICLE I

NAME

The name of the Limited Liability Company is UR of Winter Garden FL, LLC (the "LLC”)

ARTICLE II

REGISTERED OFFICE AND REGISTERED AGENT

The address of the registered office of the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801.  The name of the registered agent at that address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned authorized person, George W. Herz II, has executed this Certificate of Formation of UR of Winter Garden FL, LLC this 22nd day of March, 2006, in accordance with the Delaware Limited Liability Company Act (6 Del, C. §18-101, et seq.).

/s/ George IV. Herz II
George W. Herz II, Authorized Person